November 10, 2020

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attn:	Asia Timmons-Pierce
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission

Re:	Deseo Swimwear Inc. (the "Company")
Amendment No. 3 to Registration Statement Form S-1 Filed November 6, 2020
File No. 333-249308

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 p.m. (Eastern Standard Time) on November 13, 2020 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

Deseo Swimwear Inc.

/s/ Suzanne Cope

Suzanne Cope

President/Chief Executive Officer